FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
(November 21, 2003)

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

The unaudited interim financial statements contained in this Form 6-K are being provided for incorporation by reference into the registration statements on Form S-8 filed on November 21, 2003 by Rinker Group Limited (the “Company”) related to the Rinker Materials Corporation 401(k) Retirement Savings Plan and the Rinker Materials Corporation Profit Sharing 401(k) Plan.  The unaudited interim financial statements contained in this Form 6-K have been derived from the Company’s financial report for its half year ended September 30, 2003, as released by the Company to the Australian Stock Exchange on November 18, 2003.  As noted in the information furnished as part of this Form 6-K, certain information from that financial report has been intentionally omitted.

Exhibit 1: Nov 18                                                                                                 Excerpts from financial report for the half year ended 30 September 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Peter Abraham

Title:	Company Secretary and General Counsel

Date:	21 November, 2003